This submission is solely to obtain a new Securities Act file number, new contract IDs, and the Form N-4 investment company type for the non-variable annuity offering, the Great-West Capital Choice and Great-West Capital Choice Select registered indexed-linked annuity products, under newly acquired CIK 0002102244 for Empower Annuity Insurance Company of America (RILA Protective Admin). This is part of the transition from Form S-1 to the newly amended Form N-4 requirements tailored to registered index-linked annuities. We will file a future post-effective amendment pursuant to Rule 485(a) for the above referenced products.

Please direct any questions on this submission to Brandon J. Cage at (205) 268-1889.